

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/131/200[illegible]

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611



06012375

April 5, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resolutions of the 2006 General Shareholders' Meeting

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the resolutions of the 2005 General Shareholders' Meeting held on April 5, 2006 at 15.30 hrs. at the Auditorium, 2nd Floor, PTT Plc. Head Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok. The details are as follows:

Agenda 1 **To approve the Minutes of the Extraordinary Shareholders' Meeting No. 1/2005.**

Resolution The Meeting by majority votes approved the minutes of the Extraordinary Shareholders' Meeting No. 1/2005.

Agenda 2 **To acknowledge the 2005 Company's performance and 2006 Work Plan.**

Resolution The Meeting by majority votes acknowledged the 2005 Company's performance and 2006 Work Plan.

Agenda 3 **To approve the 2005 financial statements.**

Resolution The Meeting by majority votes approved the 2005 financial statements which were audited by the Office of the Auditor General of Thailand, the auditor, and reviewed by the Audit Committee.

Agenda 4 **To approve the dividend payment for 2005 performance.**

Resolution The Meeting by majority votes acknowledged the dividend payment for the first 6 months at the rate of Baht 5.50 per share on August 29th, 2005 and approved the dividend payment for the latter 6 months of 2005 at Baht 8 per share. The payment will be made on April 18th, 2006 to shareholders who are entitled to receive the dividend as listed in the share registration book when

-2- / it was closed ...



it was closed for the right to receive dividend on March 16th, 2006 at 12.00 hours. PTTEP shareholders who are ordinary persons can credit dividend tax at the rate of 100 percent because PTTEP pays dividend out of the profit which is subjected to tax under Petroleum Income Tax Act B.E. 2514 at the rate of 50 percent. For shareholder who is a limited company or any other juristic person of a status equivalent to a limited company, the dividend will be exempted from being included to the income tax calculation.

Agenda 5 **To approve the appointment of new directors in replacement of those who are due to retire by rotation.**

Resolution The Meeting by majority votes approved the appointment of new directors in replacement of those who are due to retire by rotation as follows:

1. Mr. Pala Sookawesh
2. Mr. Wisudhi Srisuphan
3. Mr. Krairit Nilkuha
4. Mr. Maroot Mrigadat
5. Mr. Tongchat Hongladaromp

Agenda 6 **To fix the directors' remuneration.**

Resolution The Meeting with more than two-third of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the directors' remuneration for 2006 onwards according to the Remuneration Committee's proposal.

Agenda 7 **To appoint the Auditor and consider the Auditor's fee for year 2006.**

Resolution The Meeting by majority votes approved the appointment of the Office of the Auditor General of Thailand to be the Auditor for the year 2006 and fix its fee at the same rate as last year's at Baht 900,000.

Agenda 8 **To approve the split of PTTEP shares par value from Baht 5 per share to Baht 1 per share.**

Resolution The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the split of PTTEP shares par value from Baht 5 per share to Baht 1 per share.



Agenda 9 **To consider and approve the amendment of the Company's Memorandum of Association Clause 4.**

Resolution The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the amendment of the Company's Memorandum of Association Clause 4 to be as follow:

"Clause 4 : Registered capital amount Baht 3,322,000,000 (Baht three thousand, three hundred and twenty-two million) divided to 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) at a par value of Baht 1 (Baht one), comprising common shares 3,322,000,000 shares (three thousand, three hundred and twenty-two million shares) and preference share – share (-)"

Agenda 10 **To consider the issuance and offering of 2,800,000 warrant units to purchase the Company's common shares for management and employees for the year 2006.**

Resolution The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the issuance and offering of 2,800,000 warrant units to purchase the Company's common shares, at 0 (zero) Baht per unit, to management and employees of the Company in year 2006. Whereas the objection votes were less than 10 percent of the total voting rights.

Agenda 11 **To consider the allotment of 2,800,000 shares reserved for the exercise of the right under the warrants issued to management and employees for the year 2006.**

Resolution The Meeting with more than three-fourths of the total votes of shareholders or proxies attending the meeting and entitled to vote approved the allotment of 2,800,000 shares reserved for the exercise of the right under the warrants issued to management and employees for the year 2006. The exercise price will be at 456 Baht per share. Whereas the objection votes were less than 10 percent of the total voting rights.

Agenda 12 Other business (None).

Yours sincerely,

Maroot Mrigadat
President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/132 /2006

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

April 5, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: List of the Board of Directors
Reference: Letter PTTEP No. 1.910/131/2006 dated April 5, 2006
Attachment: Copy of Curriculum Vitae of Director No. 11

Reference is made to the 2006 General Shareholders' Meeting of PTT Exploration and Production Public Company Limited (PTTEP), held on April 5, 2006 at 15.30 hrs. at the Auditorium, 2nd Floor, PTT Plc. Head Office Building. The Meeting participants elected new directors in replacement of those who retired by rotation.

PTTEP would like to announce the list of the Board of Directors as of April 6, 2006 as follows:

1. Mr. Cherdpong Siriwit — Chairman
2. Mr. Charnchai Musignisakorn — Independent Director, Chairman of the Audit Committee and Member of the Corporate Governance Committee
3. Mr. Manu Leopairote — Director
4. General Lertrat Ratanavanich — Independent Director, Member of the Corporate Governance Committee, Member of the Nominating Committee and Member of the Audit Committee
5. Mr. Pichai Chunhavajira — Chairman of the Risk Management Committee
6. Mr. Chulasingh Vasantasingh — Independent Director and Chairman of the Nominating Committee
7. Mr. Prasit Kovilaikool — Independent Director, Chairman of the Remuneration Committee and Member of the Audit Committee

-2- / 8. Mr. Vudhibhandhu...



8. Mr. Vudhibhandhu Vichairatana	Independent Director, Chairman of the Corporate Governance Committee and Member of the Risk Management Committee
9. Mr. Chitrapongse Kwangsukstith	Member of the Risk Management Committee
10. Mr. Prasert Bunsumpun	Member of the Remuneration Committee and Member of the Nominating Committee
11. Mr. Tongchat Hongladaromp	Member of the Risk Management Committee
12. Mr. Pala Sookawesh	Director
13. Mr. Wisudhi Srisuphan	Director
14. Mr. Krairit Nilkuha	Independent Director and Member of the Remuneration Committee
15. Mr. Maroot Mrigadat	Member of the Risk Management Committee and President

Yours sincerely,

Maroot Mrigadat
President

<u>Remark:</u> *Sequence is according to directorship term*

PTT Exploration and Production Public Co., Ltd.

Curriculum Vitae of Director

Name — **Mr. Tongchat Hongladaromp**

Date of Birth — August 2, 1938

Education — Ph.D. in Civil Engineering, Northwestern University, Illinois, U.S.A

Present Position

- Chairman of the Board of Directors, TMB Asset Management Company Limited
- President of the University Council, King Mongkut's University of Technology Thonburi
- Director, Chairman of the Audit Committee, and Director to the Nominating Committee, PTT Chemical Public Co., Ltd.
- Independent Director, Bangkok Polyethylene Public Co., Ltd.

Experience

2002 - 2005	Chairman of Petrochemical Group, The Federation of Thai Industries
2003 - 2005	Chairman of Audit Committee, and Director to the Nominating and Remuneration Committee, Thai Olefins Public Co., Ltd.
2001 - 2005	Independent Director, Thai Olefins Public Co., Ltd.
2001 - 2003	President, Thai Petrochemical Industry Public Co., Ltd.
1996 - 2001	President, Thai Telephone & Telecommunication Public Co., Ltd.

Training

- Director Accredited Program – DAP (36/2005), IOD
- Finance for Non-Finance Director (24/2005), IOD

Number of PTTEP Shares Nil

Effective Date of Directorship April 6, 2006



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/133 /2006

Finance Department
Tel. 0-2537-4512, 0-2537-4611

April 5, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Names of Members and Scope of Work of the Audit Committee
Attachments: Certificates and Resumes of Audit Committee Members (F24-2)
Form for Report on Names of Members and Scope of Performance (F24-3)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the Board of Directors, at meeting No. 3/2549/247 on March 17, 2006, has appointed General Lertrat Ratanavanich to be the member of the Audit Committee in replacement of Mr. Anucha Sihanatkathakul who resigned from the Member of the Audit Committee. General Lertrat's term will be equal to the remaining term of Mr. Anucha, effective from April 6, 2006. Details are as follows :

1. Names of members of the new Audit Committee are as follows:

Chairman of the Audit Committee	Mr. Chamchai Musignisakorn
Member of the Audit Committee	Mr. Prasit Kovilaikool
Member of the Audit Committee	General Lertrat Ratanavanich
Secretary to the Audit Committee	Mr. Verasak Manchuwong

   Certificates and Resumes of the new member of the Audit Committee and Form for Report on Names of Members and Scope of Performance are attached hereto.

2. The Audit Committee of the Company is responsible for the following scope of duties and responsibilities, and shall report on the same to the Board of Directors:
   (1) To review PTTEP's financial reporting process to be accurate and adequate by having the external auditor in the every quarterly meeting.
   (2) To review PTTEP's performance in order to ensure compliance with the securities and exchange law, rules and regulations of the Exchange or laws related to PTTEP's business.
   (3) To consider the disclosure PTTEP's information when there is a connected transaction or transaction that may lead to conflict of interest so as to ensure the accurateness and completeness.

-2- / (4) To review company....



(4) To review that PTTEP has internal control system and suitable and efficient internal audit including the reporting of audit results, audit procedures and audit assessment in various activities of PTTEP according to the procedures and the acceptable standard and to liaise with external auditor.
(5) To consider, select and propose an appointment of an external auditor of PTTEP, including proposal of external auditor's fee.
(6) To give an approval for a nomination, a transfer and a reward or a punishment of the Head of the Internal Audit.
(7) To approve an audit plan prepared by the Internal Audit.
(8) To screen and consider a budget and a work force of the Internal Audit.
(9) The Chairman of Audit Committee or Committee member must attend PTTEP's shareholders Meeting in order to answer the questions related to Audit Committee or the appointment of external auditor.
(10) To consider a revision of this Audit Committee Charter every year.
(11) To perform any other scope of duties and responsibilities assigned by the Board.
(12) Report to the Board of Directors of any significant cases or issues of doubts found, and recommend amendments to undertake within an appropriate time, according to the Audit Committee's views. Such cases / issues may include:
   12.1 Conflict-of-interest transactions.
   12.2 Fraudulent actions or any significant abnormal practices of the internal audit control system.
   12.3 Illegal conducts or acts of non-compliance with regard to relevant by-laws and SET's and SEC's rules and regulations.

The Company hereby certifies that the aforementioned three audit committee members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Yours sincerely,

Maroot Mrigadat
President

Certificate and Resume of the Audit Committee's Member

PTT Exploration and Production Public Company Limited

Whereas I, General Lertrat Ratanavanich, have been appointed by the Company's board of director / shareholders at its meeting No.3/2549/247, held on March 17, 2006 as :

☐ Chairman of the Audit Committee

☑ Member of the Audit Committee

I hereby certify that :

1. I meet all the qualifications and have no prohibited characteristic under the Notification of the Stock Exchange of Thailand Re: Qualifications and Scope of Performance of the Audit Committee;
2. I fully understand the scope of duties and responsibilities in performing duties as an Audit Committee's member appointed and stipulated by the board of directors of PTT Exploration and Production Public Company Limited ;
3. I fully understand the requirements for the Code of Best Practices for the Directors of Listed Companies and the Good Practices Guidelines for Audit Committee issued by the Stock Exchange of Thailand.

I hereby describe my background and information as follows:

1. Name: General Lertrat Surname: Ratanavanich Nationality: Thai
   Date of Birth: April 2, 1947 Age: 59
2. Address: 222 Phaholyothin Soi 3, Chatuchak, Bangkok 10900
3. Present occupation/ place of work: Chief of Joint Staff, Supreme Command
   Changwattana Road, Thungsonghong, Laksi, Bangkok 10210
4. Education:
   - National Defense College
   - MSSM, University of Southern California, USA
   - MSCE, Massachusetts Institute of Technology, USA

5. Work experience:

   - Chief of Joint Staff, Supreme Command
   - Assistant Commander in Chief, Royal Thai Army
   - Special Army Expert, Royal Thai Army
   - Chief of Staff Officer to the Commander – In – Chief, Royal Thai Army
   - Deputy Chief of Staff, Royal Thai Army
   - Assistant Chief of Staff for Intelligence, Royal Thai Army
   - Superintendent, National Defense College
   - Assistant Chief of Staff for Civil Affairs, Royal Thai Army
   - Director-General of Civil Affairs, Royal Thai Army

6. Marital status

   Name of spouse: Mrs. Mayurapan Ratanavanich
   holding __-__ shares, representing __-__ % of paid-up capital.

   Name of Children: 1. Miss Suvaluck Ratanavanich , aged 28,
   holding 2,500 shares, representing 0.0004 % of paid-up capital.

   2. Mr. Phureerut Ratanavanich, aged 26,
   holding __-__ shares, representing __-__ % of paid-up capital.

   3. Miss Soammaras Ratanavanich, aged 24,
   holding __-__ shares, representing __-__ % of paid-up capital.

7. I

   ☑ have no ☐ have

   direct and indirect interest in the Company, its subsidiary, affiliate another company which is a party to a contract made with the Company (in case of direct or indirect interest, please clearly specify the nature of the activity and of the interest including the amount thereof.)

8. I

☑ am not ☐ am

a shareholder or a director of a subsidiary, affiliate or a company related to the listed company of which I am a member of the Audit Committee (in case of shareholding, please specify the name of the company, number of shares held, percentage of paid-up capital and status of such company whether it is a subsidiary, affiliate, or related company; or in case of acting as a director in common, please specify the name of the company and status of such company whether it is a subsidiary, affiliate or related company.)

Signed ____________ Member of the Audit Committee

(General Lertrat Ratanavanich)



Form for Report on Names of Members and Scope of Performance of the Audit Committee

The Board of Directors meeting of PTT Exploration and Production Public Company Limited (PTTEP) No.3/2549/247 held on March 17, 2006 passed resolutions appointing Member of the Audit Committee / Scope of Performance with the following details :

1. Member of the Audit Committee General Lertrat Ratanavanich

therefore, at April 6, 2006

1. Names of members of the Audit Committee are as follows :

		Remaining terms of holding office
Chairman of the Audit Committee	Mr. Charnchai Musignisarkorn	1 year
Member of the Audit Committee	Mr. Prasit Kovilaikool	1 year
Member of the Audit Committee	General Lertrat Ratanavanich	1 year
Secretary of the Audit Committee	Mr. Verasak Manchuwong	

Certificates and Resumes of 1 member of the Audit Committee are attached hereto.

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on:
   (1) To review PTTEP's financial reporting process to be accurate and adequate by having the external auditor in the every quarterly meeting.
   (2) To review PTTEP's performance in order to ensure compliance with the securities and exchange law, rules and regulations of the Exchange or laws related to PTTEP's business.
   (3) To consider the disclosure PTTEP's information when there is a connected transaction or transaction that may lead to conflict of interest so as to ensure the accurateness and completeness.

-2- / (4) To review company....

(4) To review that PTTEP has internal control system and suitable and efficient internal audit including the reporting of audit results, audit procedures and audit assessment in various activities of PTTEP according to the procedures and the acceptable standard and to liaise with external auditor.
(5) To consider, select and propose an appointment of an external auditor of PTTEP, including proposal of external auditor's fee.
(6) To give an approval for a nomination, a transfer and a reward or a punishment of the Head of the Internal Audit.
(7) To approve an audit plan prepared by the Internal Audit.
(8) To screen and consider a budget and a work force of the Internal Audit.
(9) The Chairman of Audit Committee or Committee member must attend PTTEP's shareholders Meeting in order to answer the questions related to Audit Committee or the appointment of external auditor.
(10) To consider a revision of this Audit Committee Charter every year.
(11) To perform any other scope of duties and responsibilities assigned by the Board.
(12) Report to the Board of Directors of any significant cases or issues of doubts found, and recommend amendments to undertake within an appropriate time, according to the Audit Committee's views. Such cases / issues may include:
 12.1 Conflict-of-interest transactions.
 12.2 Fraudulent actions or any significant abnormal practices of the internal audit control system.
 12.3 Illegal conducts or acts of non-compliance with regard to relevant by-laws and SET's and SEC's rules and regulations.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature 

(Maroot Mrigadat)
President